Exhibit 12
HCC Insurance Holdings, Inc. and Subsidiaries
Statement of Ratio of Earnings to Fixed Charges
(unaudited, in thousands)

	Three months ended March 31,
	2010	2009
Interest factor of rent expense (1)	$1,368	$1,264
Interest expense	5,390	4,639
Capitalized interest	—	51

Total fixed charges	$6,758	$5,954

Earnings before income tax expense	$103,025	$122,843
Interest factor of rent expense (1)	1,368	1,264
Interest expense	5,390	4,639

Earnings per calculation	$109,783	$128,746

Ratio of earnings to fixed charges (2)	16.24	21.62

(1)	Estimated to be 33% of total rent expense.

(2)	Earnings per calculation divided by total fixed charges.